UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-37604

OASMIA PHARMACEUTICAL AB

(Name of Registrant)

Vallongatan 1, 752 28 Uppsala, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-205515 and 333-224536), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

OASMIA PHARMACEUTICAL AB

On June 28, 2019, Oasmia Pharmaceutical AB (“Oasmia”) issued a press release (the “Release”) relating to the Annual Report and published the Annual Report for its fiscal year commencing on May 1, 2018 and ending on April 30, 2019 (the “Report”). A copy of each of the Release and the Report is attached as an exhibit to this report on Form 6-K.

Further, on June 28, 2019, Oasmia issued a second press release (the “Second Release”) relating to the appointment of Sven Rohmann, MD PhD MBA as acting Chief Executive Officer of Oasmia, effective as of July 1, 2019. Since March 2019 Sven Rohmann has been a member of the Board of Oasmia and since April he has been acting Chief Medical Officer (CMO). He has extensive experience from the pharmaceutical industry as CEO of German biotech companies and managerial positions within the industry leading companies Novartis and Merck-Serono. Present CEO, Mikael Asp will assume a position as CTO and remains part of Oasmia’s management team, being responsible for all technology and manufacturing activities of the company. A copy of the Second Release is attached as an exhibit to this report on Form 6-K.

Further, on June 28, 2019, Oasmia issued a third press release (the “Third Release”) relating to Oasmia reporting certain suspicious transactions that had been made by Oasmia during several years to the Swedish Economic Crime Authority. A copy of the Third Release is attached as an exhibit to this report on Form 6-K.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Oasmia files reports on Form 6-K with the US Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Oasmia are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future Oasmia and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Oasmia’s Form 20-F and its reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

EXHIBITS

Exhibit Number	Description
99.1	Annual Report Press Release, dated June 28, 2019, issued by Oasmia Pharmaceutical AB *
99.2	Annual Report for the fiscal year ended April 30, 2019, issued by Oasmia Pharmaceutical AB **
99.3	Chief Executive Officer Appointment Press Release, dated June 28, 2019, issued by Oasmia Pharmaceutical AB *
99.4	Swedish Economic Crime Authority Press Release, dated June 28, 2019, issued by Oasmia Pharmaceutical AB *

* Furnished herewith

** Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OASMIA PHARMACEUTICAL AB

Date: June 28, 2019	By:	/s/ Mikael Asp
Mikael Asp
Chief Executive Officer